SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                For May 2nd 2006

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]      Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1st Quarter Results

ALLIANZ AG: First quarter result 2006 significantly improved

Allianz Group recorded a significant improvement of its result in the first three months of 2006. Provisional figures show an increase in revenues of 4.9 percent to roughly 30 billion Euros compared with the first quarter of the previous year. Operating profit ( 1 ) is expected to increase to approximately
2.7 billion Euros from 1.9 billion Euros and quarterly net income to 1.8 billion Euros from 1.3 billion Euros ( 2 ). Shareholders' equity at the end of the first quarter 2006 will therefore increase to over 41 billion Euros from 39.5 billion Euros as of 31.12.2005. All segments have contributed to this positive trend.

Due to benign capital markets Allianz has already realized in the first quarter of 2006 a major portion of its capital gains target for the whole year 2006. Dresdner Bank and parts of the life insurance business have benefited from this positive environment. There has also been an absence of significant claims from natural catastrophes. As in previous years the first quarter is expected to make a disproportionate contribution to the targeted full year result. Allianz further expect to reach net income of 4.9 billion Euros ( 3 ) for the business year 2006.

Allianz will publish its full quarterly report on 12 May.

( 1 ) The definition of operating profit was amended in line with European market practice in the first quarter of 2006. The comparable figure for the previous year was amended accordingly (from 1.8 to 1.9 billion Euros).

( 2 ) The quarterly net income originally reported for Q1 2005 of 1.2 billion Euros was adjusted in Q3 2005 in line with retrospectively applicable accounting rules.

( 3 ) Calculation based on a shareholding of 76.3 percent in RAS.


End of message

These assessments are, as always, subject to the disclaimer provided below.

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Information and Explaination of the Issuer to this News:

Cautionary Note Regarding Forward-Looking Statements: Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

No duty to update

The company assumes no obligation to update any information contained herein.

language:     English
company:      Allianz AG
              Koniginstr. 28
              80802 Munchen Deutschland
phone:        +49 (0)89 38 00 - 41 2
fax:          +49 (0)89 38 00 - 38 9
email:        investor.relations@allianz.com
WWW:          www.allianz.com
ISIN:         DE0008404005
WKN:          840400
indices:      DAX-30, EURO STOXX 50
stockmarkets: Amtlicher Markt in Berlin-Bremen, Frankfurt (Prime Standard),
              Hannover, Munchen, Hamburg, Dusseldorf, SWX, Stuttgart;
              Terminborse EUREX; Foreign Exchange(s) London, NYSE

    CONTACT: Allianz AG
             Giovanni Salerno
             Tel:+49 (0)89-3800-2184
             Email:giovanni.salerno@allianz.de

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           ALLIANZ AKTIENGESELLSCHAFT



                                           By:   /s/ Dr. Reinhard Preusche
                                               ---------------------------------
                                               Dr. Reinhard Preusche
                                               Group Compliance



                                           By:   /s/ Dr. Giovanni Salerno
                                               ---------------------------------
                                               Dr. Giovanni Salerno
                                               Group Compliance


Date: May 2nd, 2006